UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42832

Klarna Group plc
(Translation of Registrant’s Name into English)

10 York Road
London SE1 7ND
United Kingdom
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On July 28, 2026, Klarna Group plc (the "Company") announced that it would serve as the leasing provider for Apple Upgrade, a new hardware leasing program offered by Apple Inc. in the United States. A copy of the Company's press release regarding the announcement is furnished herewith as Exhibit 99.1, a copy of the Company’s note to investors regarding the announcement is furnished herewith as Exhibit 99.2.

The information contained in this report on Form 6-K, including Exhibits 99.1, and 99.2, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, unless expressly set forth by specific reference in such a filing.

EXHIBITS
The following exhibits are attached:

Exhibit No.	Description
99.1	Press Release
99.2	Note to Investors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLARNA GROUP PLC

Date: July 28, 2026	By:	/s/ Niclas Neglen
Name: Niclas Neglen Title: Chief Financial Officer